October 18, 2005



Attention: Ms. Ciclely D. Luckey
Accounts Branch Chief
Division of Corporate Finance
Securities Exchange Commission
Washington, D.C. 20549

Re: Circle Group Holdings, Inc. Reply #2
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-32134

Dear Ms. Luckey:

Your correspondence by facsimiles forwarded to the undersigned was received October 11, 2005. The responses required of Circle Group by your letter follows and the text of your letter has been repeated for the convenience of your review.

A.       SEC INFORMATION REQUESTED

Form 10-K for the year ended December 31, 2004
----------------------------------------------

Item 5 - Market Price for Common Equity and Related Stockholder Matters, page 9
-------------------------------------------------------------------------------

1. We note your response to our previous comment one and we are unable to reconcile your response with the amounts disclosed in your December 31, 2004 Consolidated Statement of Stockholders' Equity as filed in your form 10-KSB. Please advise.


REPLY TO #1. See the attached Consolidated Statement of Stockholders' Equity and the detailed schedule of shares and amounts by stockholder of the stock for services line item.

CIRCLE GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                 Common
                                                Stock and                     Note
                                  Shares of     Additional                 Receivable
                                    Common       Paid-in     Unamortized   issued for     Accumulated     Treasury
                                    Stock        Capital       Expenses       Stock         Deficit         Stock        Total
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002      23,711,043   $20,405,970   $        --   $        --    $(20,082,234)   $(11,269)
$   312,467
  Stock issued for services          934,046     1,407,552      (333,750)                            0           0      1,073,802
  Stock issued for acquisition
    of license rights              1,208,333       620,000             0                             0           0        620,000
  Stock issued for cash            1,260,000       250,000             0                             0           0        250,000
  Stock subscription               2,742,857       978,250             0                             0           0        978,250
  Exercise of stock warrants
    and options                    1,119,573       331,987             0                             0           0        331,987
  Retirement of common stock        (103,600)      (58,750)            0                             0           0        (58,750)
  Equity adjustments related
    to subsidiary equity
    transactions                           0     1,100,000             0                             0           0      1,100,000
  Warrants issued for services             0       719,877      (112,117)                            0           0        607,760
  Net loss                                 0             0             0                    (2,827,821)          0     (2,827,821)
                --------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003      30,872,252   $25,754,886   $  (445,867)  $        --    $(22,910,055)   $(11,269)   $ 2,387,695

CIRCLE GROUP HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                 Common
                                                Stock and                     Note
                                  Shares of     Additional                 Receivable
                                    Common       Paid-in     Unamortized   issued for     Accumulated     Treasury
                                    Stock        Capital       Expenses       Stock         Deficit         Stock        Total
------------------------------------------------------------------------------------------------------------------------------------
  Stock issued for services        2,846,074     2,647,920    (2,033,500)                                                 614,420
  Stock issued for cash            3,916,813     7,276,175                  (3,215,000)                                 4,061,175
  Stock subscription               1,730,000

Exercise of stock warrants
    and options                    5,031,330     2,458,665                    (250,000)                                 2,208,665
  Warrants issued for services                      50,000       (50,000)
  Amortization of services                                       679,778                                                  679,778
  Minority loss                                                                                 67,540                     67,540
  Net loss                                                                                  (4,185,315)                (4,185,315)
                                 ---------------------------------------------------------------------------------------------------

Balance at December 31, 2004      44,396,469   $38,187,646   $(1,849,589)  $(3,465,000)   $(27,027,830)   $(11,269)   $ 5,833,958
                                 ===================================================================================================

Circle Group Holdings, Inc.

                                                      Schedule:       U-1                Date
                                                                                          --------------------------------------
Carryforward Stock Book Analysis                                              Prepared By: KG                      03/16/05
                                                                                          --------------------------------------
12/31/04                                                                      Reviewed By: CW
                                                                                          ------------------ -------------------

------------------------------------------------------------------------------------------------------------------------------------
            Certificate                                               Number of Shares
As of Date    Number    Stockholder                     Process Date      Issued           Amount      Total
---------------------------------------------------------------------------------------------------------------------------------

 1/13/2004     14533    Tressler                              1/13/2004     44,723        84,973.70    Legal
        -------------------------------------------------------------------------------------------------------------------------
 1/23/2004     14583    CEO Cast Inc.                         1/29/2004     30,000       183,000.00   Professional Services
---------------------------------------------------------------------------------------------------------------------------------
 2/27/2004     14641    Tressler                               3/3/2004      7,370        41,638.77   Legal
---------------------------------------------------------------------------------------------------------------------------------
 3/25/2004     14691    Tressler                               4/2/2004      2,384        15,257.60   Legal
---------------------------------------------------------------------------------------------------------------------------------
 9/13/2004              CEO Cast Inc.                         9/13/2004     30,000        54,300.00   Professional Services
---------------------------------------------------------------------------------------------------------------------------------
 4/19/2004     14904    The Research Works(**)               10/11/2004     20,000                    Professional Services
---------------------------------------------------------------------------------------------------------------------------------
  11/21/04     14947    Sitrick and Company, Inc.            11/21/2004    100,000        70,000.00   Professional Services
---------------------------------------------------------------------------------------------------------------------------------
  11/22/04  14974-14981 David Shemesh                        12/27/2004  2,000,000     1,580,000.00   Professional Services
---------------------------------------------------------------------------------------------------------------------------------
  11/22/04  4982-14983  Mordechai Tobian                     12/27/2004    250,000       197,500.00   Professional Services
---------------------------------------------------------------------------------------------------------------------------------
  11/23/04     14967    Tressler Soderstrom Malony & Priess  12/20/2004     29,236        38,591.52   Legal
---------------------------------------------------------------------------------------------------------------------------------
  11/23/04     14968    Tressler Soderstrom Malony & Priess  12/21/2004    126,604       167,117.28   Legal
---------------------------------------------------------------------------------------------------------------------------------
  11/30/04     15030    Tressler Soderstrom Malony & Priess   1/27/2005      3,599         4,750.68   Legal
 --------------------------------------------------------------------------------------------------------------------------------
  12/10/04     15025    Ioannis Mihalos                       1/24/2005    100,000       128,000.00   Marketing Consulting
---------------------------------------------------------------------------------------------------------------------------------
  12/10/04     15026    Ioannis Mihalos                       1/24/2005    100,000       128,000.00   Marketing Consulting
---------------------------------------------------------------------------------------------------------------------------------
  12/31/04     15031    Tressler Soderstrom Malony & Priess   1/27/2005      2,158         4,790.76   Legal
                        Legal [services]**                                 216,074       357,120.31
                        Investor Relations [services]*                   2,430,000     2,084,800.00
                        Marketing Consulting [services]*                   200,000      $256,000.00
                                                                        ----------------------------
                                                                         2,846,074     2,697,920.31
                                                                        ============================
                                     Stock for Services, per 10K    $(2,647,920.00)      (2,846,074) Stock for Services, per 10K
                                     Warrants for Services,                      0       (50,000.00) Warrants for Services, per 10K
                                                                        ----------------------------
                                                                                 -     $       0.31   rounding

Note 2 - Summary  of Significant Accounting Policies, page F-8
--------------------------------------------------------------

Revenue Recognition
-------------------

2. Please further expand on your response to our previously issued comment two and your consideration of EITF 99-19. In this regard, we note your discussion of credit risk which is generally a weaker indicator under this guidance. Please clarify what is included in the direct costs that you incur and tell us what other indicators in paragraph 7-14 of the literature were met to conclude gross reporting was appropriate.


REPLY TO # 2

Responses to SEC comments dated 10/11/2005:

The Company recognizes all amounts billed by Online Bedding as gross revenue in accordance with EITF 99-19. The indicators of gross reporting are that Online Bedding has reasonable latitude in establishing the selling price and selecting a supplier, and it earns a variable amount in the transaction equal to the difference between the selling price and the amount to be paid to the supplier. In addition, Online Bedding is at risk for the payment of its direct costs, including suppliers' billings and freight charges. Whether or not its customers pay on a timely basis or at all, is also an indicator that revenue should be reported gross.


We hereby respectfully submit to you the answers contained herein and please do not hesitate to contact the undersigned if you would like any further clarification on your review of the File No. 1-32134.




                                                     Kind regards,

                                                     Circle Group Holdings, Inc.

Copy:  Thomas Flinn
       Gregory J. Halpern
       Ken Kwiatt
                                                     /S/ Dana L. Dabney
                                                     ------------------
                                                     Dana L. Dabney
                                                     Chief Financial Officer